UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on October 24, 2006.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

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On October 24, 2006, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the nine-month period ended on September 30, 2006. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

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Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile
September 30, 2006 and 2005

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Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of September 30, 2006 and 2005
and for the years ended September 30, 2006 and 2005
(A translation of the original in Spanish- see note 2 (a))

Contents

Consolidated Financial Statements

Consolidated Balance Sheets	3
Consolidated Statements of Income	5
Consolidated Statements of Cash Flows	6
Notes to the Consolidated Financial Statements	7

Ch$	—	Chilean pesos
ThCh $	—	Thousands of Chilean pesos
US$	—	United States dollars
ThUS$	—	Thousands of United States dollars
ThEuro	—	Thousands of Euros
UF	—	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of September 30,
	Note	2006	2005

		ThUS$	ThUS$
ASSETS

Current assets
Cash		16,731	17,041
Time deposits		6,156	9,591
Marketable securities	4	61,904	47,912
Accounts receivable, net	5	229,837	180,671
Other accounts receivable, net	5	7,226	12,854
Accounts receivable from related companies	6	52,050	41,458
Inventories, net	7	387,466	315,401
Recoverable taxes		25,734	27,507
Prepaid expenses		5,987	5,993
Deferred income taxes	15	8,869	—
Other current assets		13,812	8,579

Total current assets		815,772	667,007

Property, plant and equipment, net	8	902,198	765,706

Other Assets
Investments in related companies	9	18,230	21,013
Goodwill, net	10	41,044	16,520
Negative goodwill, net	10	—	(119)
Intangible assets, net		4,814	4,197
Long-term accounts receivable, net	5	312	385
Long-term accounts receivable from related companies	6	2,000	2,000
Other long-term assets	11	50,838	49,363

Total Other Assets		117,238	93,359

Total assets		1,835,208	1,526,072

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of September 30,
	Note	2006	2005

		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank debt	12	92,052	1,772
Current portion of long-term debt	12	384	200,922
Current portion of bonds payable	13	9, 593	—
Dividends payable		325	419
Accounts payable		90,171	76,344
Other accounts payable		251	3,751
Notes and accounts payable to related companies	6	1,097	2,026
Accrued liabilities	14	26,992	30,835
Withholdings		7,599	3,441
Income taxes		12,187	19,742
Deferred income taxes	15	—	1,372
Deferred income		30,667	7,255
Other current liabilities		2,079	891

Total current liabilities		273,397	348,770

Long-term liabilities
Long-term bank debt	12	100,000	100,000
Long-term Obligations with the Public (Bonds)	13	300,219	—
Other accounts payable		896	1,062
Deferred income taxes	15	49,138	37,348
Staff severance indemnities	16	17,380	13,558

Total long-term liabilities		467,633	151,968

Minority interest	17	36,899	34,679

Shareholders' equity
Paid-in capital	18	477,386	477,386
Other reserves	18	156,175	154,328
Retained earnings	18	423,718	358,941

Total shareholders' equity		1,057,279	990,655

Total liabilities and shareholders' equity		1,835,208	1,526,072

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the years ended
		September 30,
	Note	2006	2005

		ThUS$	ThUS$
Operating results

Sales		775,845	689,184
Cost of sales		(554,572)	(503,460)

Gross margin		221,273	185,724
Selling and administrative expenses		(50,769)	(47,454)

Operating income		170,504	138,270

Non-operating results
Non-operating income	20	14,269	11,551
Non-operating expenses	20	(39,643)	(35,620)

Non-operating loss		(25,374)	(24,069)

Income before income taxes		145,130	114,201
Income tax expense	15	(31,057)	(26,556)

Income before minority interest		114,073	87,645
Minority interest	17	(2,519)	(1,121)

Net income before negative goodwill		111,554	86,524
Amortization of negative goodwill	10	68	180

Net income for the year		111,622	86,704

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Cash Flows
(A translation of the original in Spanish- see note 2 (a))

		For the years ended September 30,
		2006	2005

		ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		111,622	86,704
Charges (credits) to income not representing cash flows
Depreciation expense	8	66,136	50,321
Amortization of intangible assets		739	373
Write-offs and accruals		11,475	14,262
Gain on equity investments in related companies		(1,450)	(2,907)
Loss on equity investments in related companies		189	55
Amortization of goodwill	10	1,858	967
Amortization of negative goodwill	10	(68)	(180)
(Profit) loss on sales of assets		(634)	—
Loss from sale of investments		197	—
Other credits to income not representing cash flows		(8,586)	(736)
Other charges to income not representing cash flows		63,502	61,076
Foreign exchange difference, net		5,403	5,434
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		(11,595)	(36,043)
Inventories		(58,848)	(43,366)
Other assets		3,287	(8,360)
Accounts payable		(12,342)	7,242
Interest payable		2,295	(3,509)
Net income taxes payable		(43,559)	(20,946)
Other accounts payable		(7,533)	(8,605)
VAT and taxes payable		7,576	(4,701)
Minority interest	17	2,519	(1,121)

Net cash provided from operating activities		132,183	95,960

Cash flows from financing activities
Proceeds from short term bank financing		176,281	100,000
Bonds payable		299,833	—
Payment of dividends		(74,477)	(51,540)
Repayment of bank financing		(371,281)	(6,000)
Payment of expenses for the issuance and placement of bonds payable		(6,629)	—

Net cash used in financing activities		23,727	42,460

Cash flows from investing activities
Sales of property, plant and equipment		8,706	—
Sales of permanent investments		902	—
Sales of other investments		—	13
Other investing income	24	24,481	1,592
Additions to property, plant and equipment		(136,813)	(122,142)
Capitalized interest		—	(3,444)
Purchase of permanent investments		(115,124)	(7,744)
Other disbursements		—	(666)

Net cash used in investing activities		(217,848)	(132,391)

Effect of inflation on cash and cash equivalents		2,034	1,672
Net change in cash and cash equivalents		(61,938)	6,029
Beginning balance of cash and cash equivalents		147,956	66,753

Ending balance of cash and cash equivalents		88,052	74,454

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

Note 2 – Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance SVS Circular No. 1,697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2006	2005

Foreign subsidiaries:	%	%
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00
PTM – SQM Ibérica S.A. (Spain)	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00
SQM Investment Corporation NV (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00
SQM Japon Co. Ltda.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
RS Agro-Chemical Trading AVV (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	95.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de C.V. (Mexico)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties LLC (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V. (México)	51.00	51.00
Fertilizantes Naturales S.A.	66.67	50.00
Iodine Minera B.V.	100.00	0.00
SQM Dubai – SZCO.	100.00	100.00

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2006	2005

	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada.	60.64	60.64
SQM Salar S.A.	100.00	100.00
SQM Industrial S.A.	100.00	100.00
Minera Nueva Victoria S.A.	100.00	0.00
Exploraciones Mineras S.A.	100.00	0.00
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	0.00
Comercial Hydro S.A.	60.64	60,64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

b)	Period

These consolidated financial statements have been prepared as of September 30, 2006 and 2005 and for the years then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (2.5% and 2.4% in 2006 and 2005, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$ 537.03 per US$1 at September 30, 2006 and Ch$ 529.20 per US$1 at September 30, 2005.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

–	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.

–	Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.

–	Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:

–	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.

–	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.

–	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.

–	Any exchange differences are included in the results of operations for the period.

d)	Foreign currency (continued)

Foreign exchange differences for the period ended September 30, 2006 and 2005 generated net earnings (loss) of ThUS$ (5,403) and ThUS$ (5,434) respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at September 30, as follows:

	2006	2005

Brazilian Real	2.18	2.22
New Peruvian Sol	3.25	3.25
Argentine Peso	3.10	2.92
Japanese Yen	117.90	113.19
Euro	0.79	0.83
Mexican Peso	11.05	10.81
Indonesian Rupee	9,290.00	9,290.00
Australian Dollar	1.34	1.31
Pound Sterling	0.54	0.52
Sucre Ecuatoriano	1.00	1.00
South African Rand	7.68	6.51

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. All such values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of one year or more, which are classified as other long-term assets.

j)	Income taxes and deferred income taxes

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989. Depreciation expense has been calculated using the straight-line method based on the estimated useful lives of the assets and is charged directly to expenses.

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming an average employee tenure of 24 years and a real annual discount rate of 8%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Saleback operations

These operations are registered in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)	Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

t)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

u)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2005 financial statements.

v)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

w)	Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 981 dated December 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

x)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 3 – Changes in Accounting Principles

a) Changes in Accounting Principles

Up to December 31, 2005, the financial statements of the subsidiary Fertilizantes Naturales S.A. were considered in consolidation given that the Company maintained the control of this subsidiary (due to its right to manage this subsidiary's financial and operating policies). Beginning on January 1, 2006, the Company no longer controls this subsidiary and therefore the aforementioned subsidiary has been excluded from consolidation in accordance with letters a) to d) of No.6 in Attachment 1 to Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

There were no other changes in the accounting principles used by the Company during 2006 and 2005.

b) Reformulation of 2005 Financial Statements

For comparison purposes, the financial statements as of September 30, 2005 have been reformulated excluding and incorporate the following assets and liabilities of Fertilizantes Naturales S.A respectively. Consequently, assets and liabilities excluded and included are detailed as follows:

Fertilizantes
Naturales S.A.
ThUS$
Current Asset	10,210
Property, Plant and Equipment	55
Other Assets	68
Current Liability	9,854
Results	79

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 4 – Marketable Securities

As of September 30 marketable securities are detailed as follows:

	2006	2005

	ThUS$	ThUS$

Mutual funds	61,904	47,912

Total	61,904	47,912

Mutual funds consist of investments with Citibank in highly liquid funds invested in fixed-rate debt in the United States.

Note 5 – Short-term and long-term Accounts Receivable

a)	Short term and long-term accounts receivable and other accounts receivable as of September 30 are detailed as follows:

			Between 90 days		Total
	Up to 90 days		and 1 year		Short-term (net)
	2006	2005	2006	2005	2006	2005

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	178,155	115,527	16,136	27,352	194,291	142,879
Allowance for doubtful accounts					(7,600)	—
Notes receivable	46,387	26,025	1,293	17,121	47,680	43,146
Allowance for doubtful accounts					(4,534)	(5,354)

Accounts receivable, net					229,837	180,671

Other accounts receivable	3,254	10,585	4,653	2,269	7,907	12,854
Allowance for doubtful accounts					(681)	—

Other accounts receivable, net					7,226	12,854

Long-term receivables					312	385

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 – Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

	Chile		Europe, Africa and the Middle East		Asia and Oceania		USA, Mexico and Canada		Latin America and the Caribbean		Total

	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net short-term trade accounts receivable
Balance	75,647	45,092	38,520	40,384	19,498	6,263	33,746	28,632	19,280	22,508	186,691	142,879
% of total	40.52%	31.56%	20.63%	28.27%	10.44%	4.38%	18.08%	20.04%	10.33%	15.75%	100.00%	100.00%

Net short-term notes receivable
Balance	28,787	28,934	7,717	3,722	629	373	2,092	1,073	3,921	3,690	43,146	37,792
% of total	66.72%	76.56%	17.89%	9.85%	1,46%	0.99%	4.84%	2.84%	9.09%	9.76%	100.00%	100.00%

Net short-term other accounts receivable
Balance	4,319	3,024	951	4,435	10	10	1,570	5,166	376	219	7,226	12,854
% of total	59.77%	23.53%	13.16%	34.50%	0.14%	0.08%	21.73%	40.19%	5.20%	1.70%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	108,753	77,050	47,188	48,541	20,137	6,646	37,408	34,871	23,577	26,417	237,063	193,525
% of total	45,88%	39.82%	19.91%	25.08%	8.49%	3.43%	15.77%	18.02%	9.95%	13.65%	100.00%	100.00%

Long-term accounts receivable, net
Balance	292	230	—	140	—	—	—	—	20	15	312	385
% of total	93.59%	59.74%	—	36.36%	—	—	—	—	6.41%	3.90%	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	109,045	77,280	47,188	48,681	20,137	6,646	37,408	34,871	23,597	26,432	237,375	193,910
% of total	45.94%	39.85%	19.88%	25,11%	8.48%	3.43%	15.76%	17.98%	9,94%	13.63%	100.00%	100.00%

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 – Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a)	Amounts included in balances with related parties as of September 30, 2006 and 2005 are as follows:

	Short-term		Long-term
	2006	2005	2006	2005

Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$

Ajay Europe S.A.R.L.	5,183	2,612	—	—
Nutrisi Holding N.V.	1,547	1,416	—	—
Generale de Nutrition Vegetale S.A.	132	132	—	—
Abu Dhabi Fertilizer Ind. WLL	2,990	2,243	2,000	2.000
NU3 B.V.	846	—	—	—
Doktor Tarsa –SQM Turkey	9,762	6,102	—	—
Sales de Magnesio S.A.	—	43	—	—
Ajay North America LLC	3,146	1,944	—	—
PCS Sales Inc	40	9	—	—
Soc.Inv.Pampa Calichera Ltda.	8	—	—	—
Inversiones PCS Chile Ltda.	17	—	—	—
Impronta SRL	—	5,810	—	—
SQM Agro India	46	—	—	—
Misr Specialty Fertilizers	9	—	—	—
Adubo Trevo S.A.	252	274	—	—
Yara International Asia Trade Pte Ltd	3,055	1,879	—	—
Yara France S.A.	36	2,329	—	—
Yara Poland SP	478	136	—	—
Yara Benelux B.V	309	206	—	—
Yara Hellas S.A.	254	258	—	—
Yara International Australia PTY.	1,108	880	—	—
Yara UK Ltd.	330	258	—	—
Yara GMBH & CO KG	206	180	—	—
Yara AB	12	71	—	—
Yara Colombia Ltda..	962	296	—	—
Yara Fertilizers (Philippines)	10	168	—	—
Yara Fertilizers (New Zealand)	296	255	—	—
Yara Int Asia Trade (Vietnam)	137	—	—	—
Yara Iberian S.A.	1,884	1,902	—	—
Yara North America LLC	6,039	5,081	—	—
Yara France BU Africa	989	693	—	—
Yara France BU Latin America	1,454	—	—	—
Yara East Africa Limited	1,028	—	—	—
Yara Argentina S.A.	17	959	—	—
Yara Italia SPA	1,810	—	—	—
Yara Internacional Wholesale Spec. South Africa	—	5,322	—	—
Yara Internacional ASA	7,405	—	—	—
Yara Norge AS	36	—	—	—
Yara Fertilizantes Ltda (Brasil)	217	—	—	—

Total	52,050	41,458	2,000	2.000

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 – Balances and Transactions with Related Parties (continued)

a)	Amounts included in balances with related parties as of September 30, 2006 and 2005, continued:

	Short-term
	2006	2005

Accounts payable	ThUS$	ThUS$

Sales de Magnesio Ltda	34	—
NU3 N.V.	954	482
SQM East Med Turkey	18	—
NU3 B.V.	—	7
Charlee SQM Thailand Co	91	—
Yara Internacional ASA	—	941
Yara France BU Latin America	—	596

Total	1,097	2,026

There were no outstanding long-term accounts payable with related parties as of September 30, 2006 and 2005

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 – Balances and Transactions with Related Parties (continued)

b)	During 2006 and 2005, principal transactions with related parties were as follows:

			Amount of		Impact on income
Company	Relationship	Type of transaction	Transaction		(charge) credit

			2006	2005	2006	2005

			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgium)	Indirect	Sales of products	5,151	4,056	1,781	1,243
Doktor Tarsa	Indirect	Sales of products	8,679	8,246	2,351	2,191
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	2,339	2,833	639	917
Impronta SRL	Indirect	Sales of products	—	3,065	—	1,134
Ajay Europe S.A.R.L.	Indirect	Sales of products	11,787	6,199	4,747	3,620
NU3 B.V.	Indirect	Sales of products	5,481	4,552	2,012	452
Ajay North America LLC	Indirect	Sales of products	11,853	8,815	5,982	5,546
Yara UK Ltd.	Shareholder	Sales of products	1,112	1,142	334	142
Yara International Asia Trade Pte Ltd.	Shareholder	Sales of products	6,185	6,013	1,778	1,485
Yara France BU Africa	Shareholder	Sales of products	1,810	7,629	443	2,584
Yara Benelux B.V.	Shareholder	Sales of products	6,436	6,019	1,446	1,525
Yara Bussines Support	Shareholder	Services	3,500	3,075	(3,500)	(3,075)
Yara International Australia Pty Ltd.	Shareholder	Sales of products	1,917	2,100	571	350
Yara Iberian S.A.	Shareholder	Sales of products	6,461	6,830	2,240	2,393
Yara Colombia Ltda.	Shareholder	Sales of products	2,861	3,272	862	1,647
Yara Poland SP	Shareholder	Sales of products	1,697	1,446	602	188
Yara GMBH & Co Kg	Shareholder	Sales of products	1,621	1,427	541	233
Yara France	Shareholder	Sales of products	7,336	7,588	2,149	2,106
Yara Hellas S.A.	Shareholder	Sales of products	1,578	1,330	465	416
Yara Argentina S.A.	Shareholder	Sales of products	10,587	9,394	3,094	2,888
Adubo Trevo S.A.	Shareholder	Sales of products	1,573	3,965	547	1,736
Yara Fertilizers Brasil	Shareholder	Sales of products	5,911	—	2,365	—
Yara East Africa Ltd	Shareholder	Sales of products	1,255	591	358	79
Yara Italia SPA	Shareholder	Sales of products	4,149	80	1,362	28
Yara Internacional ASA	Shareholder	Sales of products	20,466	2,342	5,570	558
Yara North America	Shareholder	Sales of products	35,125	31,506	10,183	10,379
Yara International Wholesale	Shareholder	Sales of products	—	17,121	—	4,107

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 7 – Inventories

Net inventories are summarized as follows:

	2006	2005

	ThUS$	ThUS$

Finished products	242,391	206,040
Work in process	125,837	95,514
Supplies	19,238	13,847

Total	387,466	315,401

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2006	2005

	ThUS$	ThUS$
Land
Land	53,398	20,003
Mining Concessions	44,200	44,340

Total	97,598	64,343

Buildings and infrastructure
Buildings	168,405	164,514
Installations	208,937	177,427
Construction-in-progress	236,021	120,801
Other	177,624	172,114

Total	790,987	634,856

Machinery and Equipment
Machinery	460,181	429,568
Equipment	123,612	120,143
Project-in-progress	7,719	23,864
Other	18,552	18,099

Total	610,064	591,674

Other fixed assets
Tools	8,840	8,643
Furniture and office equipment	14,539	14,002
Project-in-progress	21,629	13,998
Other	11,248	5,916

Total	56,256	42,559

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Property, Plant and Equipment (continued)

	2006	2005

	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,091	12,091
Other assets	53	53

	61,422	61,422

Total property, plant and equipment	1,616,327	1,394,854

Less: Accumulated depreciation
Buildings and infrastructure	(302,047)	(251,746)
Machinery and equipment	(348,512)	(323,802)
Other fixed assets	(26,920)	(18,350)
Technical appraisal	(36,650	(35,250)

Total accumulated depreciation	(714,129)	(629,148)

Net property, plant and equipment	902,198	765,706

	2006	2005

Depreciation for the year ended September 30:	ThUS$	ThUS$

Buildings and infrastructure	(31,090)	(21,955)
Machinery and equipment	(30,861)	(26,343)
Other fixed assets	(3,077)	(1,117)
Technical revaluation	(1,108)	(906)

Total depreciation	(66,136)	(50,321)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2006	2005

	ThUS$	ThUS$

Administrative office buildings	2,086	2,086
Accumulated depreciation	(579)	(509)

Total assets in leasing	1,507	1,577

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

The vehicles were acquired for 36 installments of ThUS$ 98 each.

Note 9 – Investments in and Receivables from Related Parties

a) Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated their foreign investments as net investment hedges.

b) Transactions executed in 2006

* At the First General Extraordinary Shareholders’ Meeting of SQM Industrial S.A. held on January 9, 2006, the shareholders approved the merger of SQM Procesos S.A. (dissolved) to the successor company SQM Industrial S.A., which acquires all the rights, shares, exceptions, assets, liabilities, obligations, shareholders’ equity, shareholders and remaining assets and expectations of SQM Procesos S.A. This merger generates each and every of its effects beginning on January 1, 2006.

* On January 19, 2006, Sociedad Química y Minera de Chile S.A. and SQM Potasio S.A. acquired 7,021,169 and 70,921 shares, respectively of DSM Minera S.A. and its subsidiary Exploraciones Minera S.A. for the sum of ThUS$101,156 in cash (equivalent to ownership of 99% and 1%, respectively).

This investment has been stated using the equity method under the acquisition method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the standards established in Circular No. 1,697 issued by the SVS. Accordingly, the Company conducted a preliminary evaluation of assets and liabilities in the consolidated financial statements of DSM Minera S.A. as of December 31, 2005. This generated goodwill of ThUS$2,576, which will be amortized over a period of 20 years.

The Company will continue to review the valuation at fair value using the term allowed to refine the adjustment as provided in paragraph No. 66 in Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in and Receivables from Related Parties (continued)

In this manner, assets and liabilities and shareholders’ equity included in consolidation at their respective fair values as of September 30, 2006 are as follows:

ThUS$

Current assets	68,165
Property, plant and equipment	42,607
Other assets	8,499
Current liabilities	12,967
Long-term liabilities	452
Shareholders’ equity	106,244

* On January 19, 2006, Soquimich European Holding B.V. acquired 100% of the 20,403 shares of DSM Minera BV. For a sum of ThUS$13,840 in cash.

This investment has been stated using the equity method under the acquisition method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the standards established in Circular No. 1,697 issued by the SVS. Accordingly, the Company conducted a preliminary evaluation of assets and liabilities in the consolidated financial statements of DSM Minera S.A. as of December 31, 2005. This generated goodwill of ThUS$12,566, which will be amortized over a period of 20 years.

The Company will continue to review the valuation at fair value using the term allowed to refine the adjustment as provided in paragraph No. 66 in Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

In this manner, assets and liabilities and shareholders’ equity included in consolidation at their respective fair values as of September 30, 2006 are as follows:
ThUS$

Current assets	3,133
Current liabilities	1,848
Shareholders’ equity	1,285

* On January 31, 2006, DSM Minera S.A. changed its name to Minera Nueva Victoria S.A.

* On January 24, 2006, Soquimich European Holding B.V. and Nutrisi Holding N.V. acquired 334 and 666 shares, respectively of Fenasa S.A. for a sum of ThEU 75,100, thereby increasing their ownership to 33.35% and 66.65%, respectively.

* During February 2006, DSM Minera B.V. changed its name to Iodine Minera BV.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in and Receivables from Related Parties (continued)

* On May 9, 2006, SQM Industrial S.A. and SQM Potasio S.A. formed Prestadora de Servicios de Salud Cruz del Norte S.A.

The company’s capital amounts to Ch$50,000,000 divided into 5,000 single shares with no par value, no privileges or preferences, which are paid in full upon subscription of shares and through subscription and payment by SQM Industrial S.A. of 4,950 shares for a sum of Ch$49,500,000 paid upon subscription in cash and the subscription and payment by SQM Potasio S.A. of 50 shares for a sum of Ch$500,000 paid upon subscription in cash. The Company’s share capital and the total number of shares in which capital is divided is subscribed and paid in full in the company’s social fund.

* On September 14, 2006, Soquimich European Holding B.V.(SQH) sold to Yara Italia SPA all the rights that SQH had in Impronta SRL for a sum of ThUS$ 902, thereby generating a loss from sale of investments of ThUS$ 197.

c) Transactions executed in 2005

* Up to December 31, 2004, the financial statements of the subsidiary Fertilizantes Naturales S.A. were considered in consolidation given that the Company maintained the control of this subsidiary (due to its right to manage this subsidiary's financial and operating policies). Beginning on January 1, 2005, the Company no longer controls this subsidiary and therefore the aforementioned subsidiary has been excluded from consolidation in accordance with letters a) to d) of No.6 in Attachment 1 to Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

* On February 28, 2005, SQM Nitratos S.A. made a capital contribution of ThUS$484 to SQM Corporation N.V., with which it obtained participation of 99.9794% in this subsidiary . SQM S.A. did not concur to this contribution thereby reducing its participation to 0.0002% and ownership held by SQI Corporation N.V. by 0.0204%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was stated using the pooling-of-interests method. This operation gave rise to no goodwill or negative goodwill.

* In March 2005, the subsidiary Soquimich European Holding B.V. made a capital increase of ThUS$ 411 in its related company Misr Specialty Fertilizers. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the regulations in Circular No. 1,697 issued by the Chilean Superintendency of Securities and Insurance, the valuation was performed in consideration of the book value of the equity of Misr Specialty Fertilizers as of December 31, 2004, which does not significantly differ from its fair value determined at that date. This operation gave rise to no goodwill or negative goodwill.

* On March 10, 2005, the subsidiary PCS Yumbes SCM, changed its name to Yumbes SCM.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in and Receivables from Related Parties (continued)

* In April 2005, SQM Nitratos S.A. made a capital contribution of ThUS$ 5,641 in SQM Corporation N.V., thereby obtaining ownership interest of 99.99835% in that subsidiary. SQM S.A. did not participate in this increase and reduced its ownership interest to 0.00002% and that of SQI Corporation N.V. by 0.00163%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interest method. This operation gave rise to no goodwill or negative goodwill.

* In April 2005, the subsidiary SQM Corporation N.V. acquired 13% of the affiliate Abu Dhabi Fertilizers for a sum of ThUS$ 484. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance (SVS) the Company valued this investment in consideration of the book value of equity of Abu Dhabi Fertilizers as of December 31, 2004, which does not significantly differ from its fair value at that date. This operation gave rise to no goodwill or negative goodwill.

* In April 2005, the subsidiary SQM Corporation N.V. made a capital increase of ThUS$ 5,641 in its subsidiary Soquimich European Holding B.V., the owner of 100% of the shares of this company. This capital increase was valued in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance (SVS). This operation gave rise to no goodwill or negative goodwill.

* On May 11, 2005, SQM Salar S.A. distributed dividends for a sum of ThUS$ 21,500 to its shareholders SQM Potasio S.A. (81.82%) and SQM S.A.(18.18%).

* On May 11, 2005, SQM Potasio S.A. distributed dividends for a sum of ThUS$ 15,000 to its shareholders SQM S.A. (99.98%) and SQM Nitratos S.A.(0.02%).

* On May 11, 2005, SQM Nitratos S.A. distributed dividends for a sum of ThUS$ 16,900 to its shareholders SQM S.A. (99.99%) and Inversiones Pascuala S.A.(0.01%).

* On July 12, 2005, SQM Nitratos S.A. made a capital contribution of ThUS$ 100 in SQM Brazil Ltda. This operation gave rise to no goodwill or negative goodwill. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interest method.

* On July 12, 2005, SQM Brazil Ltda. made a capital increase of ThUS$100. This capital was contributed by SQM Nitratos S.A. thereby obtaining ownership of 96.99% and 3.01 % by SQM S.A. SQM S.A. did not participate in this capital increase and this transaction generated no goodwill or negative goodwill. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interest method.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in and Receivables from Related Parties (continued)

* On August 9, 2005, SQM Nitratos S.A. and SQM S.A. acquired 99 and 1 shares, respectively of Kemira Emirates Fertilizar Company – Fzco in ThUS$ 9,282 paid at the date of the acquisition. In accordance with the provisions of Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance, the preliminary valuation was conducted by identifying the assets and liabilities in the individual financial statements of Kemira Emirates Fertilizar Company – Fzco as of July 31, 2005, by valuing them at their respective fair values, which do not significantly differ from their carrying values determined at that date. Goodwill determined for the purchase of this company amounted to ThUS$2,058, which is amortized over a period of 20 years.

For the acquisition of Kemira Emirates Fertilizar Company – Fzco. the Company used the acquisition method.

The Company will continue to review valuation at fair value and applies the term provided to refine the adjustment established in paragraph 66 of Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

* In September 2005, the subsidiary Soquimich European Holding B.V. and Charlee Industries Co, Ltd. incorporated Charlee SQM (Thailand) Co. Ltd. through a contribution by Soquimich European Holding B.V of ThUS$ 800, which represents ownership of 40% in Charlee SQM (Thailand) Co. Ltd. This operation did not generate any negative goodwill or goodwill. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interest method

* On September 17, 2005, Kemira Emirates Fertilizar Company – Fzco change its name to SQM Dubai – Fzco.

* At the Fifth General Extraordinary Shareholders’ Meeting of SQM Nitratos S.A. held on October 31, 2005, the shareholders unanimously agreed the following:

- Change the line of business of SQM Nitratos S.A. with the purpose of limiting it to mining exploitation operations.

- Spin-off SQM Nitratos S.A. in two companies, SQM Nitratos S.A., which maintains its name and a new company is incorporated, SQM Procesos S.A.

This spin-off will be effective on January 1, 2006.

* At the Twenty-Second General Extraordinary Shareholders’ Meeting of Yumbes Sociedad Contractual Minera held on December 19, 2005, the shareholders agreed to the transformation of this company to SQM Industrial S.A.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in and Receivables from Related Parties (continued)

* Assets, liabilities and equity of SQM Industrial S.A.included in consolidation at their respective fair values as of December 31, 2005 are detailed as follows:

ThUS$

Current assets	28,495
Property, plant and equipment	9,710
Other assets	672
Current liabilities	26,795
Long-term liabilities	23
Equity	12,059

In accordance with the provisions of Technical Bulletin No. 72 issued by the Chilean Association of Accountants and regulations contained in Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance, the company made the valuation by identifying assets and liabilities in the stand-alone financial statements of SQM Industrial S.A. (formerly – PCS Yumbes SCM) as of December 31, 2004, by valuing them at their respective fair values. The methodology applied for the acquisition of SQM Industrial S.A. (formerly – PCS Yumbes SCM), was the acquisition method.

The Company continued to review the valuation during 2005 in accordance with the term allowed to refine the adjustment established in paragraph 66 of Technical Bulletin No. 72 issued by the Chilean Association of Accountants. Accounts that presented the principal variations were property, plant and equipment, the previous valuation of which had been conducted related to the observed or reported status of the asset, in consideration that not all productive processes in plans were working. Therefore and in consideration of background information provided by external experts and our company’s personnel a full review was conducted of the status of these assets, which gave rise to a new evaluation of the fair value of the company’s assets.

This generated goodwill for a sum of ThUS$ 22,255, mainly generated by valuation adjustments explained in the preceding paragraphs, which were made in accordance with generally accepted accounting principles in Chile and specific regulations and instructions provided by the Chilean Superintendency of Securities and Insurance. Goodwill determined will be amortized over a term of 20 years. As of December 31, 2005, the amortized balance amounts to ThUS$ 1,072.

* On December 28, 2005, SQM Nitratos S.A. sold the 2,000 shares it had of SQM Industrial S.A., equivalent to 0.0046% to SQM Potasio S.A..

d) Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in and Receivables from Related Parties (continued)

d)	Detail of investments in related companies

					Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)
Tax Registration Number	Company	Country of origin	Controlling currency	Number of shares	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Ajay North America LLC	USA	US$	—	49.00	49.00	11,414	12,951	4,806	6,346	442	2,325	217	1,139
0-E	Nutrisi Holding N.V.	Belgium	US$	—	50.00	50.00	7,899	6,823	3,809	3,279	735	1,924	367	962
0-E	Doktor Tarsa	Turkey	Euros	—	50.00	50.00	5,271	4,915	2,636	2,458	856	485	428	243
0-E	Misr Specialty Fertilizers	Egypt	US$	—	47.00	47.00	4,381	5,437	2,080	2,582	(398)	(77)	(189)	(37)
	Abu Dhabi Fertilizer
0-E	Industries WLL	UAE	US$	1,961	50.00	50.00	3,853	3,411	1,926	1,705	333	(104)	166	(52)
0-E	Ajay Europe S.A.R.L.	France	US$	36,700	50.00	50.00	5,473	4,986	1,288	2,493	—	832	—	416
0-E	SQM Thailand Co. Ltd.	Thailand	US$	—	0.00	40.00	2,136	2,000	854	800	136	—	54	—
77557430-5	Sales de Magnesio Ltda.	Chile	Pesos	—	50.00	50.00	994	713	497	357	188	195	94	98
0-E	SQM Eastmed Turkey	Turkey	Euros	—	50.00	50.00	499	536	249	267	—	—	—	—
0-E	Agro India Limitada	India	US$	—	49.00	—	115	—	56	—	—	—	—
81767200-0	Asoc. Garantizadora Pensiones	Chile	Pesos	—	3.31	3.31	866	879	29	29	—	—	—	—
0-E	Impronta SRL	Italia	Euros	—	50.00	50.00	—	1,152	—	576	—	256	—	128
	Rui Xin Packaging
O-E	Materials Sanhe Co.Ltd	China	US$	—	25.00	25.00	—	482	—	121	—	—	—	—

Total									18,230	21,013

32

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 – Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

		September 30, 2006		September 30, 2005
Tax Registration		Amount amortized	Goodwill	Amount amortized	Goodwill
Number	Company	during the period	Balance	during the period	balance
		ThUS$	ThUS$	ThUS$	ThUS$

96864750-4	SQM Potassium S.A.	108	1,482	108	1,626
96801610-5	Comercial Hydro S.A.	129	1,136	80	1,281
79947100-0	SQM Industrial S.A.	876	20,307	475	12,163
79768170-9	Soquimich Comercial S.A.	—	—	111	11
79626800-K	SQM Salar S.A.	—	—	32	7
78602530-3	Minera Nueva Victoria S.A.	97	3,058	—	—
0-E	Doktor Tarsa	—	—	18	—
0-E	SQM México S.A. de C.V.	42	850	42	905
0-E	Comercial Caiman Internacional S.A.	17	137	17	160
0-E	Fertilizantes Olmeca S.A. de C.V.	42	70	42	126
0-E	Saftnits Pty Ltd.	—	—	42	241
0-E	SQM Dubai- Fzco	76	1,909	—	—
0-E	Iodine Minera B.V.	471	12,095	—	—

Total		1,858	41,044	967	16,520

b) Negative Goodwill

		September 30, 2006		September 30, 2005
Tax Registration Number	Company	Amount amortized during the period	Negative goodwill Balance	Amount amortized during the period	Negative goodwill balance
		ThUS$	ThUS$	ThUS$	ThUS$

96575300-1	Minera Mapocho S.A.	68	—	180	119

Total		68	—	180	119

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 – Other Long-term Assets

Other long-term assets are summarized as follows:

	2006	2005

	ThUS$	ThUS$

Engine and equipment spare-parts, net	16,026	21,703
Mine development costs	24,929	22,798
Pension plan	1,124	1,133
Construction of Salar-Baquedano road	1,320	1,560
Deferred loan issuance costs	246	349
Cost of issuance and placement of bonds	5,860	—
Other	1,333	1,820

Total	50,838	49,363

Note 12 – Bank Debt

a)      Short-term bank debt is detailed as follows:

	2006	2005

Bank or financial institution	ThUS$	ThUS$

Banco de Credito e Inversiones	40,030	—
Citibank N.A.	15,067	—
Corpbanca	15,011	—
Banco Boston	10,007	—
BBVA Banco Bilbao Vizcaya Argentaria	10,003	—
Other	1,934	1,772

Total	92,052	1,772

Annual average interest rate	5,35%	2.95%

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 – Bank Debt (continued)

b)      Long-term bank debt is detailed as follows:

	2006	2005

Bank or financial institution	ThUS$	ThUS$

Union Bank of Switzerland (1)	—	200,642
BBVA Banco Bilbao Vizcaya Argentaria (2)	100,384	100,280

Total	100,384	300,922

Less: Current portion	(384)	(200,922)

Long-term portion	100,000	100,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.325% per annum, quarterly payment. The principal is due on March 3, 2010.

c)      The maturity of long-term debt is as follows:

	2006	2005

	ThUS$	ThUS$
Years to maturity
Current portion	384	200,922
1 to 2 years		—
2 to 3 years		—
3 to 5 years	100,000	100,000

Total	100,384	300,922

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 – Short and Long-term Obligations with the Public (Promissory Notes and Bonds Payable)

Additional Information

On January 25, 2006, the Company made a placement of Series C bonds for an amount of UF 3,000,000 at an annual rate of 4.00%. This placement achieved collection equivalent to 100% of par value.

On April 5, 2006, the Company made a placement of single-series bonds for an amount of ThUS$200,000 at an annual rate of 6.125%, under the regulations contained in "Rule 144 and regulation S of the U.S. Securities Act of 1933".

As of June 30, 2006, the short-term portion includes a balance of ThUS$5,398 related to interest accrued at that date. The long-term portion includes an amount of ThUS$298,434 related to principal installments for Series C bonds.

No. of Registration of the Instrument	Series	Nominal Amount	Adjustment Unit	Interest Rate	Final Period	Payment of Interest	Payment of Amortization	09/30/06 ThUS$	09/30/05 ThUS$	Placement in Chile or abroad
Current portion of long-term bonds payable
446	C	75,000	UF	4.00%	06/01/2007	Semi-annual	Semi-annual	3,910	—	In Chile
184	Single	—	US$	6.125%	10/15/2006	Semi-annual	Semi-annual	5,683	—	Abroad
Total Current Portion								9,593	—

Long-term bonds payable
446	C	2,925,000	UF	4.00%	12/01/2026	Semi-annual	Semi-annual	100,219	—	In Chile
184	Single	200,000,000	US$	6.125%	04/15/2016	Semi-annual	Semi-annual	200,000	—	Abroad
Total Long-term								300,219	—

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 – Accrued Liabilities

As of September 30, 2006 and 2005, accrued liabilities are summarized as follows:

	2006	2005

	ThUS$	ThUS$

Provision for royalties	2,407	1,571
Provision for employee compensation and legal costs	501	6,647
Taxes and monthly income tax installment payments	3,316	2,578
Vacation accrual	8,169	7,536
Accrued employee benefits	4,077	7,613
Marketing expenses	3,500	3,075
Other accruals	5,022	1,815

Total current liabilities	26,992	30,835

Note 15 – Income and Deferred Taxes

a)	At September 30, 2006 and 2005 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2006	2005

	ThUS$	ThUS$

Accumulated tax basis retained earnings
with tax credit	251,949	170,589
Accumulated tax basis retained earnings
without tax credit	90,330	1
Tax loss carry-forwards (1)	171,241	247,566
Credit for shareholders	51,391	34,637

(1)	Income tax losses in Chile can be carried forward indefinitely.

The Company has recognized deferred income taxes for tax losses and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 – Income and Deferred Taxes (continued)

The deferred taxes as of September 30, 2006 and 2005 represented a net liability of ThUS$ 40,269 and ThUS$ 38,720 respectively, and consisted of:

2006	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,518	—	—	—
Vacation accrual	1,287	—	—	—
Unrealized gain on sale of products	19,966	—	—	—
Provision for obsolescence	—	952	—	—
Production expenses	—	—	17,812	—
Accelerated depreciation	—	—	—	59,512
Exploration expenses	—	—	—	5,394
Capitalized interest	—	—	—	6,983
Staff severance indemnities	—	—	—	2,432
Accrued expenses	—	88	—	—
Capitalized expenses	—	—	—	1,076
Tax loss carry-forwards	—	30,088	—	—
Accrued interest	221	—	—	—
Other	2,827	1,436	—	334

Total gross deferred taxes	25,819	32,564	17,812	75,731
Total complementary accounts	—	(216)	(862)	(21,499)
Valuation allowance	—	(27,254)	—	—

Total deferred taxes	25,819	5,094	16,950	54,232

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 – Income and Deferred Taxes (continued)

2005	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,769	573	—	—
Vacation accrual	1,220	—	—	—
Unrealized gain on sale of products	12,611	—	—	—
Provision for obsolescence	—	1,928	—	—
Production expenses	—	—	20,650	—
Accelerated depreciation	—	—	—	58,113
Exploration expenses	—	—	—	5,257
Capitalized interest	—	—	—	6,149
Staff severance indemnities	—	485	—	2,293
Accrued expenses	—	170	—	—
Capitalized expenses	—	—	—	196
Tax loss carry-forwards	382	43,631	—	—
Accrued interest	92	—	—	—
Other	1,525	2,049	—	211

Total gross deferred taxes	17,599	48,836	20,650	72,219
Total complementary accounts	—	(4,682)	(1,857)	(24,869)
Valuation allowance	(178)	(34,152)	—	—

Total deferred taxes	17,421	10,002	18,793	47,350

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 – Income and Deferred Taxes (continued)

c)	Income tax expense is summarized as follows:
	2006	2005

	ThUS$	ThUS$

Tax expense adjustment ( prior year)	(655)	(931)
Provision for current income tax	(26,338)	(28,533)
Effect of deferred tax assets and liabilities	(6,794)	5,962
Effect of amortization of complementary accounts	(4,298)	(3,304)
Effect on deferred tax assets and liabilities due to changes in valuation allowance	7,658	—
Other tax charges and credits	(630)	250

Total income tax expense	(31,057)	(26,556)

Note 16 – Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2006	2005

	ThUS$	ThUS$

Opening balance	16,415	11,875
Increases in obligation	2,970	3,546
Payments	(1,224)	(2,479)
Exchange difference	(781)	616

Balance as of September 30	17,380	13,558

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 – Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)

	2006	2005	2006	2005

	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	33,037	31,103	(1,546)	(316)
Ajay SQM Chile S.A.	3,674	3,246	(841)	(670)
Cape Fear Bulk LLC	167	166	(197)	(142)
SQM Italia S.R.L	—	44	—	(24)
SQM Nitratos México S.A. de C.V.	(106)	(117)	66	71
Fertilizantes Naturales S.A.	141	239	(18)	(40)
SQM Indonesia S.A.	(20)	(2)	18	—
SQM Potasio S.A.	6	—	(1)	—

Total	36,899	34,679	(2,519)	(1,121)

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 – Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:
				Accumulated deficit of subsidiaries in development stage ThUS$

		Paid-in capital ThUS$	Other reserves ThUS$		Retained earnings ThUS$	Net income ThUS$
	Number of shares						Total ThUS$

Balance as of January 1, 2005	263,196,524	477,386	150,887	(8,370)	254,493	74,232	948,628
Transfer 2003 net income to retained earnings	—	—	—	—	74,232	(74,232)	—
Declared dividends 2005	—	—	—	—	(48,118)	—	(48,118)
Accumulated deficit from subsidiaries in development stage	—	—	—	—	—	—	—
Other comprehensive income	—	—	3,441	—	—	—	3,441
Net income for the year	—	—	—	—	—	86,704	86,704

Balance as of September 30, 2005	263,196,524	477,386	154,328	(8,370)	280,607	86,704	990,655

Balance January 1,2006	263,196,524	477,386	157,287	(8,370)	280,607	113,506	1,020,416
Transfer 2005 net income to retained earnings	—	—	—	—	113,506	(113,506)	—
Declared dividends 2006	—	—	—	—	(73,647)	—	(73,647)
Other comprehensive income	—	—	(1,112)	—	—	—	(1,112)
Net income for the year	—	—	—	—	—	111,622	111,622

Balance as of September 30, 2006	263,196,524	477,386	156,175	(8,370)	320,466	111,622	1,057,279

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 – Shareholders’ Equity (continued)

b) The composition of other comprehensive income as of September 30, 2006 is as follows:

		For the year ended September 30, 2006	As of September 30, 2006

Detail		ThUS$	ThUS$

Technical appraisal		—	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	(1,103)	5,165
Isapre Norte Grande Ltda.	(1)	—	(83)
Inversiones Augusta S.A.	(1)	—	(761)
SQM Ecuador S.A.	(2)	—	(270)
Almacenes y Depósitos Ltda.	(1)	—	22
Asociación Garantizadora de Pensiones	(1)	(1)	(12)
Sales de Magnesio Ltda.	(1)	—	59
Other Companies	(1)	(8)	710

Total other comprehensive income		(1,112)	156,175

(1)	Corresponds to translation adjustments and monetary correction

(2)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government

c)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A :	If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series B:	1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 19 – Derivatives Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of September 30, 2006 the Company’s derivative instruments are as follows:

2006 Type of derivative	Notional or covered amount	Expiration	Description of the contract type	Position purchase/sale	(Liability) Asset amount	Income (loss) recorded

	ThUS$				ThUS$	ThUS$
US dollar Forward	60,000	4th quarter of 2006	Exchange rate	S	(868)	(868)
US dollar Forward	10,927	4th quarter of 2006	Exchange rate	P	179	179
US dollar Forward	1,306	4th quarter of 2006	Exchange rate	P	4	4
US dollar PUT	17,276	4th quarter of 2006	Exchange rate	P	(566)	(566)
US dollar PUT	16,562	4th quarter of 2006	Exchange rate	P	59	59
US dollar PUT	9,872	4th quarter of 2006	Exchange rate	P	(284)	(284)
Swap	103,819	3rd quarter of 2006	Interest rate	P	(311)	(311)

	219,762				(1,787)	(1,787)

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 20 – Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income
	2006	2005

	ThUS$	ThUS$

Prior period equity value income	—	1,209
Interest income	9,498	4,187
Reversal of allowance for doubtful accounts	208	489
Insurance recoveries	117	107
Sales of materials and services	—	85
Equity participation in net income of unconsolidated subsidiaries	1,261	2,852
Gain on sale of investments in related companies	753	—
Compensation obtained from third parties	527	1,177
Other income	1,905	1,445

Total	14,269	11,551

b)	Non-operating expenses
	2006	2005

	ThUS$	ThUS$

Write-off of investments	4,845	8,747
Interest expense	21,955	12,647
Amortization of goodwill	1,858	967
Net foreign exchange losses	5,403	5,434
Work disruption expenses	1,716	339
Increase in provision for employee compensation and legal costs	16	4,730
Provision for sale of materials, spare-parts and supplies	—	500
Other expenses	3,850	2,256

Total	39,643	35,620

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 21 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2006	2005

	ThUS$	ThUS$
Property, plant and equipment	172	158
Other assets and liabilities	(2,076)	(1,452)
Shareholders’ equity	326	(1,887)

Net price-level restatement	(1,578)	(3,181)

Note 22 – Assets and Liabilities Denominated in Foreign Currency

	2006	2005

Assets	ThUS$	ThUS$
Chilean pesos	114,116	90,283
US dollars	1,548,682	1,277,906
Euros	37,903	40,676
Japanese Yen	1,217	1,037
Brazilian Real	309	324
Mexican pesos	23,498	22,468
UF	74,847	63,831
South African Rand	11,829	8,219
Dirhams	14,280	11,794
Other currencies	8,527	9,534

Current liabilities
Chilean pesos	107,324	71,162
US dollars	137,123	255,861
Euros	9,951	12,130
Japanese Yen	90	58
Brazilian Real	1,558	1,266
Mexican pesos	4,420	4,392
UF	10,868	191
South African Rand	1,348	1,164
Dirhams	456	2,473
Other currencies	259	73

Long-term liabilities
Chilean pesos	17,343	12,244
US dollars	349,040	138,548
Japanese Yen	126	111
UF	101,114	1,062
Other currencies	10	2

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Expenses Incurred in the Issuance Shares and Debt Titles

Expenses incurred in the issuance and placement of bonds are presented under Other long-term assets, the portion to be amortized within one year is presented within Other current assets, which are amortized using the straight-line method, in accordance with the period for issuance of documents. This amortization is presented as interest expense.

As of September 30, 2006, issuance expenses net of amortization amount to ThUS$6,629.Issuance expenses include disbursements related to reports issued by risk classifiers, legal and financial advisories, taxes, printing and placement fees. Amortization for the three-month period ended September 30, 2006 amounted to ThUS$302.

Note 24 – Cash Flow Statement

Amounts included in other investing income are summarized as follows:

	2006	2005

	ThUS$	ThUS$

Repayment of employee loans	—	3
Cash included in cash equivalents	24,279	852
Sale of mining concessions	—	737
Income from sale of mining concessions	202	—

Total	24,481	1,592

On April 5, 2006, Sociedad Química y Minera de Chile S.A. has placed abroad and under Rule 144 A and regulation S of the U.S. Securities Act of 1933, a new bond issuance for a sum of US$ 200 million at an annual interest rate of 6.125%. Interest will be paid semi-annually and principal will be paid in a single installment during April 2016.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies

I.      Contingencies:

(a) Material lawsuits or other legal actions of which the Company is party to:

1.	Plaintiff	: Compañía Salitre y Yodo Soledad S.A.
	Defendants	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: December 1994
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Cesard 1 to 29
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 211

2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendants	: SQM Químicos S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz II 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 162

3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendants	: SQM Químicos S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz III 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 204

4.	Plaintiff	: Compañía Salitre y Yodo Soledad S.A.
	Defendants	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz IV 1 to 30
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 193

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

I.	Contingencies (continued):

5.	Plaintiff	: Miguel Negrete Ubeda
	Defendants	: Marco Antonio Ortiz Castillo y SQM Nitratos S.A. and its insurers
	Date of lawsuit	: May 2004
	Court	: First Civil Court of Antofagasta
	Cause	: Work accident
	Instance	: First instance sentence. Fine of ThCh$ 15,000
The appeal is pending.
	Nominal amount	: ThUS$ 150

6.	Plaintiff	: Mario Miles Andrade
	Defendants	: Constructora Fe Grande S.A. and subsidiary and jointly and severally SQM S.A. and its insurers
	Date of lawsuit	: June 2005
	Court	: Labor Court of Antofagasta
	Cause	: Work accident
	Instance	: The demand has been contested
	Nominal amount	: ThUS$ 270

7.	Plaintiff	: Gabriela Véliz Huanchicay
	Defendants	: Gilberto Mercado Barreda and subsidiary and jointly and severally SQM Nitratos S.A. and its insurers
	Date of lawsuit	: August 2005
	Court	: 4th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Observations to the evidence
	Nominal amount	: ThUS$ 1,350

8.	Plaintiff	: Electroandina S.A.
	Defendants	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: September 2005
	Court	: Court of arbitration
Cause	: Early termination or partial modification or temporary
suspension of the Electrical Supply Agreement entered on
February 12, 1999 by virtue of supposedly unforeseen events
that would result in an increase in the cost of or restricted the supply of natural gas from Argentina
	Instance	: Evidentiary stage
	Nominal amount:	The amount has not been determined yet

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

I.	Contingencies (continued):

	9.	Plaintiff	: Juana Muraña Quispe
		Defendants	: Intro Ingenieria Limitada and subsidiary and jointly and
severally SQM S.A. and its insurers
		Date of lawsuit	: October 2005
		Court	: 25th Civil Court of Santiago
		Cause	: Work accident
		Instance	: Evidentiary stage
		Nominal amount	: ThUS$1,500

.	10	Plaintiff	: Norgener S.A.
		Defendant	: Sociedad Química y Minera de Chile S.A.
		Date of lawsuit	: April 2006
		Court	: Arbitration Court
Cause	: Modification of the price of energy sold and of the
indexation system indicated in the Electrical Energy
Supply Agreement entered on January 13, 1998, by
Virtue of that indicated, in the plaintiff’s opinion, in
this agreement.
		Instance	: Rejoinder
		Nominal amount	: Amount not determined.

	11.	Plaintiff	: Marina Arnéz Valencia
		Defendant	: SQM S.A. and its insurance companies
		Date of lawsuit	: April 2006
		Court	: 2nd Civil Court of Santiago
		Cause	: Work accident
		Instance	: Conciliation audience
		Nominal amount	: ThUS$ 500

	12.	Plaintiff	: Empresa de Servicios de Montaje Ltda.
		Plaintiff	: SQM S.A.
		Date of lawsuit	: May 2006
		Court	: 4th Civil Court of Antofagasta
		Cause	: Divergences related to the agreement for the improvement of compressors and of assembly of capacitors in Pedro de Valdivia crystallization plant and compensation
For damage.
		Instance	: Response
		Nominal amount	: ThUS$270

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

I.	Contingencies (continued):

13.	Plaintiff	: ESAOL Limitada
	Defendants	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: September 2006
	Court	: Arbitration Court of Antofagasta
	Cause	: Fees allegedly owed for urban cleaning services at Maria Elena.
	Instance	: Order for appearance, filing of commitment
	Nominal amount	: ThUS$170

(b)	Models for the Production of the María Elena Site

The Company is currently implementing different projects related to the María Elena Site Decontamination Plan (Note 30).

Projects that are being implemented in the María Elena site, a priori, do not generate any significant changes in the current mining reserves or forecasted production volumes.

The final execution of these projects is subject to the approval of environmental impact studies presented last December to the respective authorities.

(c) Other

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

II.	Commitments:

(a)	The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, was ThUS$ 6,831 in 2006 (ThUS$ 4,804 in 2005).

(b)	The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and have been approved by the Company’s Board of Directors; however, they have not been used by the subsidiaries.

(c)	Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as maximum indebtedness and minimum equity among others

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 26 – Third Party Guarantees

As of September 30, 2006 and 2005 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding

Beneficiary	Name	Relationship	2006	2005

			ThUS$	ThUS$
Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	—	1,050
BBVA Banco Bilbao Vizcaya Aregentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,384	100,280

Note 27 – Sureties Obtained from Third Parties

Joint and several guarantee of up to ThUS$ 1,000 made by Tattersall Comercial S.A. to secure to Soquimich Comercial S.A. compliance with obligations contained in the commercial mandate agreement for the distribution and sale of fertilizers.

Note 28 – Sanctions

During 2006 and 2005, the SVS did not apply sanctions to the Company, its directors or managers.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 – Environmental Projects

Disbursements incurred by the Company as of September 30, 2006 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

		Future
	2006	Disbursements

	ThUS$	ThUS$
Project
Environmental department	455	434
Dust emission control	904	18
Light normalization	877	134
Exchange bank authorization	266	34
Environmental studies – Region I of Chile project	439	149
Maria Elena archeology	682	318
Waste water treatment plant, washing surface P. Valdivia. N. Victoria. P. Blanca.	4	236
Equipment washing system	18	151
Implementation of waste water line for María Elena Treatment Plant.	11	39
Infrastructure, equipment New Offices María Elena Environment	13	1
Hospital Monitoring Station Project	19	1
Atacama Salt Deposit Hydrologic Model	176	2
Tourist Support in Salt Deposit (Soncor)	60	20
EIA Salar	691	2,822
Environmental assessment for the KNO3 Plant	7	18
Environmental commitments Region I of Chile	8	303
Regularization of drinking water 2	46	48
Plumbing equipment at ME prilling plant	5	25
Normalization of lighting at FFCC yard, PV Mill	101	64
Improvements in M. Elena Camp – Streets	204	246
The Environment MOP/SOP 2	66	134
Study of dust control at SOP-SC plant	—	30
Waste dump for dangerous waste	15	349
Cleaning of rescue yards	—	1,058
Equipment elimination using PCB	2	505

Total	5,069	7,139

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 – Environmental Projects (continued)

Protecting the environment, both in regards to the Company’s productive processes and the manufactured goods, is a constant concern for SQM.

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which the Company will improve its environmental performance. The implementation program stipulates that all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System by late 2005.

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for drying solid materials and evaporating liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to waste deposits that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. A new decontamination plan for this area, released on March 13, 2004, is intended to meet air quality standards by April 1, 2006. On December 30, 2004, the Company submitted a proposal entitled “Technological Change at María Elena”, which intends to reduce particle emission, to the government’s Environmental Impact Evaluation System. This proposal is presently pending evaluation by the environmental regulators, whose decision should be made public during the first semester of 2005.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

Consistent with the Company’s ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine. To perform this study, SQM has involved diverse scientists from prestigious research institutions such as Dictuc of Pontificia Universidad Católica, the University of Nevada, Cornell University and the University of Binghamton in New York.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 30 – Significant Events

1. On January 17, 2006, the Company informed the Superintendency of Securities and Insurance that Mr. Bernard Descazeaux Aribit resigned to his position of General Manager of Soquimich Comercial S.A. and assumed responsibility for the operations of SQM S.A. in Mexico and Central America. The Board of Directors accepted his resignation.

Likewise, at the Ordinary Board of Directors’ Meeting held on January 16, 2006, the directors accepted the appointment of Mr. Juan Carlos Barrera Pacheco as replacement and new General Manager of Soquimich Comercial S.A. These changes will be effective beginning on March 1, 2006.

2. On January 19, 2006, the Company informed the SVS that Sociedad Química y Minera de Chile S.A. and certain of its subsidiaries have acquired, on this same date from the DSM Company Group from the Netherlands, all the shares of certain companies that participate in the markets for the production and commercialization of iodine and iodine by-products in Chile and abroad. Accordingly, SQM has acquired the mining and water rights, industrial plants, regulating permits and remaining assets pertaining to these companies, which will allow it have in the future proper installed capacity to produce 2,200 additional tons of iodine per year in Chile.

The purchase and sale price was ThUS$ 72,000 and this was paid in cash. This, with no prejudice of certain minor adjustments that should be made in respect to this price in the short-term and with no prejudice of the purchase of accounts receivable and finished products and of the charge to the values of these accounts and products of certain liabilities that were a part of the accounting of such three new subsidiaries of SQM S.A., namely, DSM Minera S.A., DSM Minera B.V. and Exploraciones Mineras S.A.

3. On January 24, 2006, Sociedad Química y Minera de Chile S.A has placed in the domestic market one bond with no guarantee for the nominal amount of UF 3 million. This placement is paid within a term of 21 years with an annual interest rate of 4.18% to refinance liabilities and to fund investment projects for the year 2006.

4. On March 29, 2006, the Company informed the SVS that the Board of Directors of Sociedad Química y Minera de Chile (SQM), at their meeting held on April 28, 2006, unanimously agreed to propose the payment of a final dividend of US$0.27981 per share in favor of those shareholders of SQM that are registered in the related Shareholders’ Registry during the fifth business day prior to the date in which the bond will be paid.

This proposal, upon approval by the shareholders at the next General Ordinary Shareholders’ Meeting that will be held on April 28, 2006, will allow that the Company be able to effectively pay and distribute, in conformity that provided in the related dividend policy, an annual dividend equivalent to 65% of net income distributable obtained during 2005.

5. On March 29, 2006, the Company informed the SVS that Sociedad Química y Minera de Chile S.A. is negotiating the possible placement abroad of a new bond issuance for an approximate amount of US$ 200 million that will be paid in a single installment at the expiration of the ten-year period and which will be used to pay liabilities for the same sum which expire in September 2006.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 30 – Significant Events (continued)

6.- On April, 5, 2006, the Company communicated to the Chilean Superintendency of Securities and Insurance (SVS) that Sociedad Química y Minera de Chile S.A. has placed abroad and under the regulations contained in “Rule 144 A and regulation S of the U.S. Securities Act of 1933”, a new bond issuance for a sum of US$ 200 million at an annual interest rate of 6.125%. Interest will be paid semi-annually and principal will paid in a single installment in April 2016.

Note 31 – Subsequent Events

Management is not aware of any significant subsequent events that have occurred after September 30, 2006 and that may affect the Company’s financial position or the interpretation of these financial statements, (October 23, 2006).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: November 22, 2006